ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated December 1, 2010

UBS E-TRACS

UBS E-TRACS Daily Long-Short VIX ETN

Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities that are designed to track the total return on a specific market index, less investor fees, and provide investors with exposure to the total returns of various market indices, including indices linked to stocks, bonds, commodities, Master Limited Partnerships (MLPs), and currencies.

UBS Exchange Traded Access Securities (UBS E-TRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace. The UBS E-TRACS Daily Long-Short VIX ETN is linked to the performance of the S&P 500 VIX Futures Term-Structure Index Excess Return (Ticker: SPVXTSER). The Underlying Index is a composite Index that measures the return from taking a long 100% position in the S&P 500 VIX Mid-Term Futures™ Index Excess Return (the “Mid-Term Index”) with a short, or inverse, 50% position in the S&P 500 VIX Short-Term Futures™ Index Excess Return (the “Short-Term Index” together with the Mid-Term Index, the “Sub-Indices”), with daily rebalancing of the long and short positions. The performance of the Underlying Index is reduced by the Fee Amount of 0.85% per annum, and increased by the Financing Payment.

Product profile
Product Name	UBS E-TRACS Daily Long-Short VIX ETN
Underlying Index	S&P 500 VIX Futures Term-Structure Index ER™
Issuer	UBS AG
Ticker Symbol	XVIX
CUSIP	902641596
Primary Exchange	NYSE Arca
Initial Trade Date	November 30, 2010
Maturity Date	November 30, 2040
Yearly Fee Amount	0.85% accrued on a daily basis

Estimated Historical and Historical Returns
	Return	Annualized Return
S&P 500 VIX Futures Term-Structure Index ER™*	192.37%	24.27%
S&P 500 VIX Mid-Term Futures™ Index ER*	47.94%	8.26%
S&P 500 VIX Short-Term Futures™ Index ER*	-83.42%	-30.51%
S&P 500® Index	-5.57%	-1.16%
CBOE SPX Volatility Index	98.57%	14.91%

Estimated historical and historical results for the period from December 20, 2005 through November 26, 2010.

*The data for the Underlying Index and the Sub-Indices for the period prior to their inception in November 2010, and April 2008, respectively, is estimated and derived by using the respective calculation methodologies with historical prices.

Source: Standard & Poor’s and Dow Jones

This information is furnished as a matter of information only. Estimated historical and historical performance of the Underlying Index and the Sub-Indices is not an indication of future performance. Future performance of the Underlying Index and the Sub-Indices may differ significantly from estimated historical and historical performance, either positively or negatively.

Index comparisons

The graph above illustrates the estimated historical and historical performance of the Underlying Index and the Sub-Indices from December 20, 2005 through November 26, 2010 in comparison with other benchmark indices. The data for the Underlying Index and the Sub-Indices for the period prior to their inception in November 2010, and April 2008, respectively, is estimated and is derived by using the respective calculation methodologies with historical prices.

Benefits of Investing in the ETNs

Access to an innovative long-short trading strategy designed to capitalize on potential inefficiencies in the VIX futures market, existing in a market environment where there is systematically high risk-premium for near-term VIX futures contracts relative to Mid-Term VIX futures contracts.

Daily Rebalancing to maintain a consistent long-short exposure ratio to the Mid-Term Index and the Short-Term Index.

Historically Lower Volatility versus traditional long investment in the Mid-Term Index or the Short-Term Index.

Capture of VIX futures risk premium with little exposure to spot VIX, which has historically led to the long-short strategy profiting through periods of rising and falling equity market volatility.

What are some of the key risks in the ETNs?

•	The ETNs may result in a loss of some or all of your investment.

•	The ETNs are debt obligations of UBS AG and therefore are exposed to the credit risk of UBS AG.

•

Market and volatility risk — The return on the ETNs, which may be positive or negative, is directly linked to the Underlying Index, which is a composite Index that measures the return from taking a 100% long position in the Mid-Term Index and taking a 50% short, or inverse, position in the Short-Term Index, rebalanced daily. The performance of each of the Sub-Indices is based on the prices of one or more futures contracts on the VIX Index. The VIX Index measures the 30-day forward volatility of the S&P 500® Index as calculated based on the prices of certain put and call options on the S&P 500® Index. The level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index are each affected by a variety of factors and may change unpredictably, affecting the value of futures contracts on the VIX Index, the levels of the Sub-Indices and, consequently, the level of the Underlying Index and the value of your ETNs in unforeseeable ways.

•

The ETNs (in part) provide exposure to the inverse performance of the Short-Term Index and should be purchased only by investors who understand inverse (short) exposure risk and the consequences of seeking inverse investment results.

•	If the Short-Term Index appreciates in value and/or the Mid-Term Index depreciates in value, investors could lose a substantial portion, if not all, of their initial investment.

•	The Sub-Indices may not always correlate in a manner that will result in an increase in the level of the Underlying Index — the ETNs are linked to the level of the Underlying

Index, which, in turn, measures the return from taking a 100% long position in the Mid-Term Index and taking a 50% short, or inverse, position in the Short-Term Index, rebalanced daily. We expect the value of the ETNs to increase as the level of the Underlying Index increases, which will be, generally, in any one of the following three situations: (i) the Mid-Term Index increases while the Short- Term Index decreases; (ii) both Sub-Indices increase, and the gain on the Mid-Term Index is more than half of that of the Short- Term Index; or (iii) both Sub-Indices decrease, and the loss on the Short-Term Index is more than two times of that on the Mid-Term Index. There can be no assurance, however, that the Sub-Indices will always correlate in a manner that results in an increase in the level of the Underlying Index, causing an increase in the value of the ETNs; the Sub-Indices may correlate in a manner that results in a decrease in the level of the Underlying Index, causing a decrease in the value of the ETNs.

•	The ETNs may not have an active secondary market and may not continue to be listed over their 30-year term.

•	The Issuer’s obligation to redeem the ETNs is subject to substantial minimum size restrictions. Liquidity could be limited if you hold less than the minimum amount of 50,000 ETNs.

•	The ETNs may be automatically accelerated and mandatorily redeemed, resulting in a loss of some or all of your investment.

•	You will not know how much you will receive upon early redemption at the time that you elect to redeem your ETNs.

•	You will not receive any interest payments on the ETNs.

•	Significant aspects of the tax treatment of the ETNs are uncertain.

•	The ETNs are designed as a trading product for sophisticated investors and should not be used as a buy and hold investment.

The risks identified above are not exhaustive. You should also review carefully the related “Risk Factors” section of the relevant prospectus supplement.

Contact Us

Customer support: +1-800-722 7370 Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST Email: e-tracs@ubs.com Website: www.ubs.com/e-tracs

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the UBS E-TRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs. UBS E-TRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect.

© UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500™,” “S&P 500 VIX Futures Term-Structure Index ER™,” “S&P 500 VIX Short-Term Futures™ Index ER,” and “S&P 500 VIX Mid-Term Futures™ Index ER,” are trademarks of S&P and have been licensed for use by UBS. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETN or any member of the public regarding the advisability of investing in securities generally or in the ETN or in the ability of the Index to track market performance. Other marks may be trademarks of their respective owners. All rights reserved.